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08025854

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SEC Mail Processing Section

FEB 2 1 2008

Washington, DC
112

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44252

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THE HENDERSON CAPITAL PARTNERS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE KAISER PLAZA, SUITE 650,
(No. and Street)

OAKLAND (City) CALIFORNIA (State) 94612 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARY HENDERSON 510-839-0600 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOWAT, MACKIE & ANDERSON LLP
(Name – *if individual, state last, first, middle name*)

1999 HARRISON STREET, SUITE 1500, (Address) OAKLAND (City) CALIFORNIA (State) 94612 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 9 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/18/08

OATH OR AFFIRMATION

I, MARY HENDERSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HENDERSON CAPITAL PARTNERS LLC, as of DECEMBER 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARY E. STAGNARO
COMM. #1776292
NOTARY PUBLIC CALIFORNIA
ALAMEDA COUNTY
My Comm Expires November 24 2011

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HENDERSON CAPITAL PARTNERS, LLC
REPORT PURSUANT TO
RULE 17a-5(d)

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

Year Ended December 31, 2007

TABLE OF CONTENTS

MOWAT
MACKIE
& ANDERSON
LLP, Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Henderson Capital Partners, LLC
Oakland, California

We have audited the accompanying statement of financial condition of Henderson Capital Partners, LLC as of December 31, 2007 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5(d) under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Henderson Capital Partners, LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but as supplementary information required by rule 17a-5(d) of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mowat Mackie & Anderson LLP

Oakland, California
February 11, 2008

1999 Harrison Street, Suite 1500 • Oakland, CA 94612-3577
510-893-1120 • 510-893-7523 Fax • www.mowat.com

HENDERSON CAPITAL PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

ASSETS

Cash	$ 213,742
Receivable from broker-dealers and clearing organizations	89,272
Marketable securities, at market value	731,507
Property and equipment	14,868
Other assets	18,955
	$ 1,068,344

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable, accrued liabilities, expenses and other	$ 52,511
Stockholder's equity:	
Common stock, no par value; authorized 10,000 shares; issued and outstanding 4,500 shares	45,938
Additional paid-in capital	10,000
Retained earnings	959,895
Total stockholder's equity	1,015,833
	$ 1,068,344

See notes to financial statements.

HENDERSON CAPITAL PARTNERS, LLC

STATEMENT OF INCOME

Year Ended December 31, 2007

Revenues:	
Gains on investment accounts	$ 3,364
Underwriting	1,056,580
Other revenue	78,905
Total revenues	1,138,849
Expenses:	
Officer's compensation	628,000
Other employee compensation and benefits	144,717
Commissions	1,472
Regulatory fees and expenses	5,458
Other expenses	271,412
Total expenses	1,051,059
Income before income taxes	87,790
Income taxes	4,365
Net income	$ 83,425

See notes to financial statements.

HENDERSON CAPITAL PARTNERS, LLC

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year Ended December 31, 2007

	Common Stock		Additional Paid-In	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance at January 1, 2007	4,500	$ 45,938	$ 10,000	$ 976,470	$ 1,032,408
Stockholder's distribution	-	-	-	(100,000)	(100,000)
Net income	-	-	-	83,425	83,425
Balance at December 31, 2007	4,500	$ 45,938	$ 10,000	$ 959,895	$ 1,015,833

See notes to financial statements.

HENDERSON CAPITAL PARTNERS, LLC

STATEMENT OF CASH FLOWS

Year Ended December 31, 2007

Cash flows from operating activities:	
Net income	$ 83,425
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	1,415
Unrealized gains on investment accounts	(3,364)
Changes in assets and liabilities:	
Receivable from broker-dealers and clearing organizations	97,772
Receivable from non-customers	9,600
Other assets	(8,037)
Accounts payable, accrued liabilities, expenses and other	41,496
Total adjustments	138,882
Net cash provided by operating activities	222,307
Cash flows from investing activities:	
Purchase of marketable securities	(551,061)
Proceeds from maturities or sale of marketable securities	590,000
Purchase of property and equipment	(1,436)
Net cash provided by investing activities	37,503
Cash flows from financing activities:	
Distributions paid	(100,000)
Net increase in cash	159,810
Cash at beginning of year	53,932
Cash at end of year	$ 213,742

Supplemental disclosures of cash flow information:

Cash paid during the year for:	
Interest	$ -
Income taxes	3,825

See notes to financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Henderson Capital Partners, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA), the Securities Investors Protection Corporation (SIPC) and the Municipal Securities Rulemaking Board (MSRB). The Company specializes in municipal finance, offering municipal bond underwriting services to local and state governments.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions by management in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Marketable Securities

Marketable securities are valued at market value. Mark to market accounting is used for purposes of determining unrealized holding gains or losses on security positions in proprietary trading and investment accounts. The securities are sold on a first-in, first-out basis; however, certain securities are inventoried on a specific identification basis. Marketable securities consist of corporate stock and debt securities issued by the State of California and political subdivisions thereof.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using accelerated and straight-line methods over the estimated useful lives of the related assets. Leasehold improvements are amortized using the straight-line method over the lesser of the remaining lease terms or the estimated useful lives of the assets.

Fair Value of Financial Instruments

The carrying amounts of the Company's financial instruments including cash, marketable securities and accounts payable, approximate estimated fair value as of December 31, 2007.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company is an S Corporation for federal and state income tax reporting purposes. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholder is liable for individual federal income taxes on the Company's taxable income. Generally, the same rules apply for state purposes except that California imposes a tax on S Corporations equal to 1.5% of California taxable income.

NOTE 2 – MARKETABLE SECURITIES

Marketable securities owned consist of trading investment securities at market value, as follows:

	Cost Basis	Unrealized Gain (Loss)	Market Value
State and municipal bonds	$717,316	$ (656)	$716,660
Corporate stock	3,300	11,547	14,847
	$720,616	$10,891	$731,507

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment are summarized by major classifications as follows:

Furniture and equipment	$ 69,848
Computers	28,749
Software	5,042
Leasehold improvements	8,855
	112,494
Less accumulated depreciation and amortization	(97,626)
	$ 14,868

NOTE 4 – BORROWINGS

The Company has a revolving line of credit agreement with a bank. The agreement provides for maximum borrowings of $250,000 through February 1, 2009. Outstanding borrowings bear interest at a rate of two points over the bank's prime rate and are personally guaranteed by the Company's stockholder and secured by substantially all of the assets of the Company. At December 31, 2007, there were no outstanding borrowings.

NOTE 5 – EMPLOYEE BENEFIT PLAN

The Company adopted a defined contribution retirement plan that covers all full-time employees with three or more years of service. Contributions to the plan are at the discretion of the Board of Directors. Contributions for the year ended December 31, 2007 were $45,000.

NOTE 6 – COMMITMENTS

The Company has a purchase commitment for certain securities on a when, as and if issued basis. In the normal course of business, the Company enters into underwriting commitments. Transaction relating to such underwriting that were open at December 31, 2007, and were subsequently settled, had no material effect on the financial statements as of date of that sale.

The Company leases office space under an operating lease expiring August 31, 2010. Rent expense for the year ended December 31, 2007 was $60,978.

Minimum future rental payments under non-cancellable operating leases having remaining terms in excess of one year as of December 31, 2007 are as follows:

2008	$ 72,638
2009	74,730
2010	50,750
	$198,118

NOTE 7 – CONCENTRATION

The Company maintains accounts with a securities brokerage firm and a bank. The accounts contain cash and securities. Balances are insured up to $500,000 by the Securities Investor Protection Corporation, with a limit of $100,000 for cash. The bank provides FDIC insurance up to $100,000 cash balance. During the course of business, the bank balances occasionally exceed the FDIC insurance limits.

NOTE 8 – NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $972,407, which was $872,407 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.055 to 1.

SUPPLEMENTARY INFORMATION

HENDERSON CAPITAL PARTNERS, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

Year Ended December 31, 2007

Net capital		
Total stockholder's equity		$ 1,015,833
Deductions and/or charges:		
Nonallowable assets:		
Property and equipment	$ 14,868	
Other assets	18,955	33,823
Net capital before haircuts on securities positions		982,010
Haircuts on securities		19,603
Net capital		$ 962,407
Aggregate indebtedness		
Items included in statement of financial condition:		
Accounts payable, accrued liabilities, expenses and other		$ 52,511
Total aggregate indebtedness		$ 52,511
Computation of basic net capital requirement		
Minimum net capital required		$ 3,501
Minimum dollar net capital required		100,000
Net capital required		100,000
Excess net capital		$ 862,407
Excess net capital at 1000%		$ 957,156
Ratio: Aggregate indebtedness to net capital		0.055 to 1
Reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2007)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report		$ 963,220
Audit adjustments		(813)
Net capital per above		$ 962,407

See notes to financial statements.

HENDERSON CAPITAL PARTNERS, LLC

SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

As of December 31, 2007

A computation of reserve requirement is not applicable to Henderson Capital Partners, LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See notes to financial statements.

HENDERSON CAPITAL PARTNERS, LLC

SCHEDULE III – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

As of December 31, 2007

Information relating to possession or control requirements is not applicable to Henderson Capital Partners, LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See notes to financial statements.

END